UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 __________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.___ )*
__________

The Estée Lauder Companies Inc.
(Name of Issuer)
Class A Common Stock, par value $.01 per share	518439 10 4
(Title of class of securities)	(CUSIP number)

Howard Dicker Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

November 17, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)

(Page 1)

CUSIP No.	518439 10 4	SCHEDULE 13D	Page	2

1	NAMES OF REPORTING PERSONS LAL 2008 Marital Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,329,842 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,329,842 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,329,842 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2% (see Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No.	518439 10 4	SCHEDULE 13D	Page	3

1	NAMES OF REPORTING PERSONS George W. Schiele
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Stated of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,329,842 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,329,842 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,329,842 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2% (see Item 5)
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $.01 par value per share (“Class A Common Stock”), of The Estée Lauder Companies Inc. (the “Issuer”). The principal executive office of the Issuer is located at 767 Fifth Avenue, New York, New York 10153.

Item 2.	Identity and Background.

This Schedule 13D is being filed by the LAL 2008 Marital Trust (the “LAL 2008 Trust”) and George W. Schiele, as a trustee of the LAL 2008 Trust (“GWS”) (each a “Reporting Person” and collectively the “Reporting Persons”).

The LAL 2008 Trust, an irrevocable trust, was established on November 17, 2008, under New York law by Leonard A. Lauder (“LAL”), as settlor, for the benefit of his spouse, himself and his descendants. The principal business address of the LAL 2008 Trust is c/o Pillsbury Winthrop Shaw Pitman LLP, 1540 Broadway, New York, New York 10036-4039.

The trustees of the LAL 2008 Trust are GWS and Joel S. Ehrenkranz (“JSE”). GWS’ principal business address is 19 Hill Rd., Greenwich, Connecticut 06830, and his principal occupation is the chairman of the investment and the investment advisory committees of Connecticut Innovations, Incorporated. The business address of Connecticut Innovations, Incorporated is 200 Corporate Place, Rocky Hill, Connecticut 06067, and its principal business is as a quasi-public state corporation owned by the State of Connecticut that, among other things, provides investment capital to emerging companies in high technology industries. JSE is a senior partner at Ehrenkranz & Ehrenkranz LLP, which provides legal services. The principal business address of JSE and Ehrenkranz & Ehrenkranz LLP is 375 Park Avenue, New York, New York 10152. GWS and JSE are citizens of the United States of America.

During the last five years, neither the LAL 2008 Trust nor GWS or JSE have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the LAL 2008 Trust nor GWS or JSE have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

For estate planning purposes, on November 17, 2008, LAL transferred his interest in LAL Family Corporation (“LALFC”), which is the sole general partner of LAL Family Partners L.P. (“LALFP”), to the LAL 2008 Trust. LAL neither serves as trustee of the LAL 2008 Trust nor as director or officer of LALFC. Consequently, LAL ceased to have a reportable ownership interest in the 2,624,302 shares of Class A Common Stock and 42,705,540 shares of Class B Common Stock, par value $0.1 per share (“Class B Common Stock”), of the Issuer that continue to be directly owned by LALFP.

The Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, and accordingly the Reporting Persons may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in private or open market transactions, in each case for investment purposes, and may dispose of shares of Class B Common Stock in private transactions or shares of Class A Common Stock (or Class B Common Stock, after conversion into Class A Common Stock) in private or open market transactions or otherwise.

Item 5.	Interest in Securities of the Issuer.
(a)

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of November 24, 2008, LALFP was the direct beneficial owner of 2,624,302 shares of Class A Common and 42,705,540 shares of Class B Common Stock. The LAL 2008 Trust, as the majority stockholder of LALFC, which is the sole general partner of LALFP, and GWS and JSE, as co-trustees of the LAL 2008 Trust and directors of LALFC, may be deemed to be the beneficial owners of such shares of Class A Common Stock and Class B Common Stock directly owned by LALFP.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Restated Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own 42,329,842 shares of Class A Common Stock, which would constitute 28.2% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of October 22, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2008, as filed with the SEC by the Company on October 28, 2008 (118,304,468 shares), plus the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock beneficially owned by the Reporting Persons described above).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 2,624,302 shares of Class A Common and 42,705,540 shares of Class B Common Stock beneficially owned by the Reporting Persons constitute 47.8% of the aggregate voting power of the Issuer.

GWS beneficially owns no Class A Common Stock or Class B Common Stock except in his capacity as co-trustee of the LAL 2008 Trust (and a director of LALFC). JSE beneficially owns no Class A Common Stock or Class B Common Stock except in his capacity as co-trustee of the LAL 2008 Trust (and a director of LALFC) and co-trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and the 1992 GRAT Remainder Trust f/b/o Gary Lauder. JSE separately reports beneficial ownership on a Schedule 13G.

(b)

The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. GWS and JSE, as co-trustees of the LAL 2008 Trust and the directors of LALFC, may be deemed to have shared power to vote or dispose, or direct the vote or disposition, of the shares of Class A Common Stock and Class B Common Stock directly owned by LALFP.

(c)	None of the Reporting Persons has effected any transaction in Class A Common Stock during the past 60 days except as disclosed in Item 4.
(d)

The beneficiaries of the LAL 2008 Trust (i.e., LAL, his spouse and his descendants), the stockholders of LALFC (i.e., LAL 2008 Trust, William P. Lauder, and Gary M. Lauder), and the partners of LALFP (including the LAL 2008 Trust, William P. Lauder, and Gary M. Lauder) do not have the right to, but may receive (at the discretion of GWS and JSE), dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by LALFP.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2 and 4 hereof is incorporated by reference herein. A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

LALFP, which directly owns Class A Common Stock and Class B Common Stock, is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit 9 attached hereto. The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

LALFP, Leonard A. Lauder, Ronald S. Lauder, The Estée Lauder 1994 Trust, William P. Lauder, Gary M. Lauder, Aerin Lauder, Jane Lauder, certain family controlled entities and other family controlled trusts, Morgan Guaranty Trust Company of New York (“Morgan Guaranty”) and the Issuer are parties to a Registration Rights Agreement (the “Registration Rights Agreement”), dated November 22, 1995, as amended. LALFP and the other parties to the Registration Rights Agreement (other than the Issuer) have an unlimited number of piggyback registration rights in respect of their shares. In addition, each of Leonard A. Lauder, Ronald S. Lauder and Morgan Guaranty have three demand registration rights and The Estée Lauder 1994 Trust has six demand registration rights in respect of shares of Class A Common Stock (including Class A Common Stock issued upon conversion of Class B Common Stock) held by them. Three of the demand rights granted to The Estée Lauder 1994 Trust may be used only by a pledgee of The Estée Lauder 1994 Trust’s shares of Common Stock. The rights of Morgan Guaranty and any other pledgee of The Estée Lauder 1994 Trust under the Registration Rights Agreement will be exercisable only in the event of a default under certain loan arrangements. Leonard A. Lauder and Ronald S. Lauder may assign their demand registration rights to Family Members (as defined in the Registration Rights Agreements). The Issuer is not required to effect more than one registration of Class A Common Stock in any consecutive twelve-month period. The piggyback registration rights allow the holders to include their shares of Class A Common Stock in any registration statement filed by the Issuer, subject to certain limitations. The Issuer is required to pay all expenses (other than underwriting discounts and commissions of the selling stockholders, taxes payable by the selling stockholders and the fees and expenses of the selling stockholders’ counsel) in connection with any demand registrations, as well as any registrations pursuant to the exercise of piggyback rights. The Issuer has agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act of 1933.

The foregoing descriptions of the Stockholders’ Agreement and Registration Rights Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to the copies filed as Exhibits and incorporated herein in their entirety by this reference.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1	Joint Filing Agreement, dated November 25, 2008, among the LAL 2008 Marital Trust and George W. Schiele. †
Exhibit 2	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2003) (SEC File No. 1-14064).*
Exhibit 3	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996) (SEC File No. 1-14064).*

Exhibit 4	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996) (SEC File No. 1-14064).*
Exhibit 5	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997) (SEC File No. 1-14064).*
Exhibit 6	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2000) (SEC File No. 1-14064).*
Exhibit 7	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2002) (SEC File No. 1-14064).*
Exhibit 8	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004) (SEC File No. 1-14064).*
Exhibit 9	List of Parties to the Stockholders’ Agreement. †
Exhibit 10	Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2003) (SEC File No. 1-14064).*
Exhibit 11	First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 1996) (SEC File No. 1-14064).*
Exhibit 12	Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997) (SEC File No. 1-14064).*
Exhibit 13	Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2001) (SEC File No. 1-14064).*
Exhibit 14	Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003) (SEC File No. 1-14064).*

__________________

* Incorporate herein by reference.

† Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2008

LAL 2008 MARITAL TRUST

By:	/s/ George W. Schiele
	Name:	George W. Schiele
	Title:	Trustee

By:	/s/ Joel S. Ehrenkranz
	Name:	Joel S. Ehrenkranz
	Title:	Trustee

/s/ George W. Schiele
George W. Schiele

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated November 25, 2008, among the LAL 2008 Marital Trust and George W. Schiele. †

2	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2003) (SEC File No. 1-14064).*

3	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996) (SEC File No. 1-14064).*

4	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996) (SEC File No. 1-14064).*

5	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997) (SEC File No. 1-14064).*

6	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2000) (SEC File No. 1-14064).*

7	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2002) (SEC File No. 1-14064).*

8	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004) (SEC File No. 1-14064).*

9	List of Parties to the Stockholders’ Agreement. †

10	Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2003) (SEC File No. 1-14064).*

11	First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 1996) (SEC File No. 1-14064).*

12	Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997) (SEC File No. 1-14064).*

13	Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2001) (SEC File No. 1-14064).*

14	Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003) (SEC File No. 1-14064).*

__________________

* Incorporate herein by reference.

† Filed herewith.